21 May 2021

ISSUED ON BEHALF OF RELX PLC

2020 Final Dividend Euro Equivalent

RELX PLC today announces the Euro equivalent in respect of the final dividend of 33.4 pence per share for the year ended 31 December 2020 which was announced on 11 February 2021 and approved by shareholders at the Annual General Meeting held on 22 April 2021.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.387 per share, unless they have elected to receive their dividend in Pounds Sterling.  Shareholders who validly submitted a dividend currency election by 18 May 2021 to receive their dividend in Pounds Sterling will receive a dividend of 33.4 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 33.4 pence per share, unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 18 May 2021 to receive their dividend in Euro will receive a dividend of €0.387 per share.

The dividend is payable on 3 June 2021.